Exhibit 23.4

Loomis & Co., Inc.

7 Airport Park Blvd.

Latham, NY 12110

We consent to the inclusion of our opinion letter dated March 5, 2013 to the Board of Directors of SI Financial Group, Inc. as Annex C to the Proxy Statement/Prospectus of SI Financial Group, Inc. and Newport Bancorp, Inc., which forms a part of the Registration Statement on Form S-4 of SI Financial Group, Inc. and to the references to such opinion therein. By giving such consent, we do not admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commissions promulgated thereunder.

/s/ Loomis & Co., Inc.
Loomis & Co., Inc.

Latham, New York

April 18, 2013